UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
GLOBAL NUTECH, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada (State or other jurisdiction of incorporation or organization)	333-149857 Commission File Number	26-0338889 (I.R.S. Employer Identification Number)

7601 Windwood Drive,
Huntington Beach, CA
92647
 (Address of principal executive offices)

(714) 373-1930
 (Issuer’s Telephone Number)

December 30, 2011

GLOBAL NUTECH, INC.
7601 Windwood Drive
Huntington Beach, CA 92647

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

December 30, 2011

This Information Statement is being furnished to holders of record of the Common Stock, par value $0.00001 per share, of Global NuTech, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of December 30, 2011 of the outstanding shares of common stock, par value $0.00001 per share (the “Common Stock”), of Global NuTech, Inc., a Nevada corporation (“we,” “us,” “our,” “BOCL” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of Common Stock pursuant to a share exchange agreement (the “Share Exchange Agreement”) dated as of December 30, 2011, by and among the Company, International Plant Services, L.L.C., a Texas limited liability company (“IPS”), Karim Ayed (“K. Ayed”) and Mohamed Noureddine Ayed (“M. Ayed” and together with K. Ayed, the “Equity-Holders”).

Pursuant to the terms of the Share Exchange Agreement, the Company will acquire all of the membership interests of IPS in exchange for the issuance of securities as described below (the “Share Exchange”).  As a result of the Share Exchange, we will become the 100% parent of IPS.   In exchange for the transfer of membership interests by the Equity-Holders, the Company shall issue to the Equity-Holders (i) share certificates representing an aggregate amount of Twenty-Nine Million Four Hundred Eleven Thousand  Seven Hundred Sixty-Five (29,411,765) shares of Common Stock (the “Common Shares”) of which K. Ayed shall receive a certificate in the amount of Fourteen Million Seven Hundred Five Thousand Eight Hundred Eighty-Two (14,705,882) shares and M. Ayed shall receive a certificate in the amount of Fourteen Million Seven Hundred Five Thousand Eight Hundred Eighty-Three (14,705,883) shares, and (ii) two promissory notes, one to each of K. Ayed and M. Ayed, each in the amount of US$5,000,000.00, convertible into shares of Common Stock at $0.17 per share, upon the earlier of three (3) years or a change of control, or sale, of the Company, as such terms are defined therein.  As a result of the transactions contemplated by the Share Exchange Agreement, each of the Equity-Holders will each own approximately thirty-eight percent (38%) of the issued and outstanding shares of Common Stock.

Pursuant to the terms of the Share Exchange Agreement, the composition of our board of directors (the “Board”), which currently consists of John Magner, Pamela Stewart and Craig Crawford, will change.  Mr. Magner and Ms. Stewart will resign as members of the Board and Mr. Magner as President of the Company.  In addition, Mr. Crawford will remain a director, shall continue as Chief Financial Officer, and shall be appointed Chief Operating Officer and President of the Company.  David Mathews shall be appointed as Director and Chief Executive Officer of the Company.  Because of the change in the composition of our Board and the issuance of securities pursuant to the Share Exchange Agreement, there will be a change-of-control of our Company.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the stockholders).  Accordingly, in connection with the closing of the transaction under the Share Exchange Agreement on December 30, 2011 (the “Closing”), the change in a majority of the Company’s directors will not occur until at least ten (10) days following the mailing of this Information Statement.  This Information Statement will be first mailed to the Company’s stockholders of record on or about December 30, 2011.

Please read this Information Statement carefully. It describes the terms of the Share Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

CHANGE OF CONTROL

On December 30, 2011, the Company entered into the Share Exchange Agreement with IPS and the Equity-Holders.  Pursuant the terms of the Share Exchange Agreement or as a result of the transactions contemplated by the Share Exchange Agreement:

•	IPS will become a 100%-owned subsidiary of the Company;

•	We will issue to the Equity-Holders an aggregate of 29,411,765 shares of our Common Stock in exchange for all of the membership interests of IPS;

•	We will effect the cancellation of 8,663,336 shares of our Common Stock owned by Pamela Stewart, John Magner and certain other shareholders (the “Share Cancellation”);

As a result of the Share Exchange, we will become the 100% parent corporation of IPS.  Immediately following the effectiveness of the transactions contemplated by the Share Exchange Agreement, we will have 38,244,218 shares of Common Stock issued and outstanding; the Equity-Holders will collectively own approximately 76% of our issued and outstanding Common Stock and our pre-existing stockholders will own approximately 24% of our issued and outstanding Common Stock.

We anticipate that the securities issued to the Equity-Holders will be in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) or Regulation S of the Securities Act.  Each of the Equity-Holders will represent that he shall resell the securities only in accordance with the provisions of Regulation S or Rule 144, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agree not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act.

As discussed above, our Board, which currently consists of Craig Crawford, Pamela Stewart and John Magner, will appoint David Mathews to the Board.  John Magner, who is currently our President, will resign as director and officer with our Company.  Ms. Stewart, will resign from her director position with the Company.  In addition, concurrent with the Closing, our Board will appoint David Mathews as our Chief Executive Officer and Craig Crawford as President.  Because of the change in the composition of our Board upon compliance with Rule 14f-1, and the exchange of securities pursuant to the Share Exchange Agreement at the Closing, there will be a change-of-control of our Company.

The Company’s completion of the transactions contemplated under the Share Exchange Agreement are subject to the satisfaction of certain contingencies including, the Share Cancellation and compliance with regulatory requirements.  There can be no assurance that the Share Exchange will be completed.

VOTING SECURITIES

As of the date of this Information Statement, and following the consummation of the Share Exchange, the authorized capital stock of the Company consists of 1,400,000,000 shares of Common Stock, and 100,000,000 shares of preferred stock, of which 2,900,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”) are designated and authorized.  Each share of Common Stock entitles the holders thereof to one vote.  Each share of Preferred Stock entitles the holders thereof to one hundred votes.

WHERE TO FIND MORE INFORMATION ABOUT US

We file all required reports due under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (the “SEC”). Such reports include annual reports, quarterly reports, current reports on Form 8-K and other information we are required to file pursuant to the securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our Common Stock as of December 29, 2011 immediately prior to the closing of the Share Exchange, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding Common Stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of December 29, 2011, immediately prior to the closing of the Share Exchange, 12,055,789 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.  The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Share Exchange	Percent of Class

Executive Officers and Directors:
Craig Crawford 1602 Old Underwood Road La Porte, TX 77571-9649	Chief Financial Officer	0	0

Pamela Stewart 7601 Windwood Drive, Huntington Beach, CA 92647	Director and Secretary	3,000,000	24.9%

John Magner 7601 Windwood Drive, Huntington Beach, CA 92647	Director, Chief Executive Officer	5,000,000	41.5%

All Officers and Directors as a group (three persons)		8,000,000	66.4%

5% Stockholders:

E-Clean Acquisitions, Inc.	751,668	6.2%

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our Common Stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding Common Stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 12,055,789 shares of Common Stock issued and outstanding. In connection with the Share Exchange, we will issue 29,411,765 shares of Common Stock.  We anticipate that we will have outstanding 38,244,218 shares of Common Stock and 2,900,000 shares of our Series A Convertible Preferred Stock immediately after the effectiveness of the transaction contemplated by the Share Exchange Agreement.  Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Global NuTech, Inc., 7601 Windwood Drive, Huntington Beach, CA 92647.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange	Percent of Class

Directors and Executive Officers
David Mathews* 1602 Old Underwood Road La Porte, TX 77571-9649	Chief Executive Officer, Director	0	0

Craig Crawford 1602 Old Underwood Road La Porte, TX 77571-9649	Chief Financial Officer, Chief Operating Officer, President, Director	0	0

Pamela Stewart 7601 Windwood Drive, Huntington Beach, CA 92647	Secretary	150,000	**

Officers and Directors as a Group (total of 3 persons)		150,000	**

5% Holders
Karim Ayed* 1602 Old Underwood Road La Porte, TX 77571-9649		14,705,882	38%

Mohamed Noureddine Ayed* 1602 Old Underwood Road La Porte, TX 77571-9649		14,705,883	38%

* Each of these individuals also owns shares of the Company’s Series A Convertible Preferred Stock, collectively all of the issued and outstanding Preferred Stock (Karim Ayed, 966,667 shares; Mohamed Ayed, 966, 667 shares, and David Mathews 966,666 shares), each such share voting on a  100-to-1 basis relative to shares of Common Stock.

** Less than 1%.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, David Mathews will assume his membership with the Board, which currently consists of Craig Crawford, John Magner and Pamela Stewart. In addition, concurrent with the Closing, our Board will appoint Mr. Mathews as our Chief Executive Officer and Mr. Crawford as President.  In connection with the closing of the Share Exchange, Mr. Magner and Ms. Stewart will resign as directors effective as of the Company’s compliance with Rule 14f-1, and Mr. Magner from his officer position with the Company effectively as of the Closing.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after the completion of the transaction under the Share Exchange Agreement.

Current Executive Officers and Directors

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position

Craig Crawford	58	Chief Financial Officer and Director
John Magner	60	President and Director
Pamela Stewart	48	Secretary and Director

The Company’s officers and directors are appointed to serve until their respective successors are duly qualified or until their earlier resignation or removal.

John Magner has served as Director and President of the Company since September 5, 2011.  From 1995 through April 2009 was involved in the mortgage lending industry.  From March 2008 through April 2009, he was employed by Chase Bank/Washington Mutual as a Loan Officer/Business Development Officer.  Prior to that from June 2004 through June 2007, he was employed by WMC Mortgage Corporation as Director of Business Development.  Mr. Magner has been self-employed as a Business Consultant in the automobile financial products industry from April 2009 to present.

Pamela Stewart has served as Director and Secretary of the Company since October 28, 2011.   Ms. Stewart has been involved in various aspects of the financial services industry for twenty-nine (29) years.  From January 2004 through January 2008 she served as President of Segway Financial, Inc., a mortgage brokerage firm.  From March 2007 through the present she has served as President of Consumer Direct Mortgage, a mortgage brokerage firm.  From September 2007 to present she has also served as President of Mortgage Relief Center, Inc., an operational center for loan modifications and short sales.  She is licensed by the State of California as a Real Estate Broker and also is a California-licensed Fire/Casualty Insurance Agent Significant Employees.

Craig Crawford has served as Director and Chief Financial Officer of the Company since November 18, 2011.  Mr. Crawford has served as President of International Plant Services L.L.C. from the beginning of November 2011 to the present.  Previously, he served as Operations Director – Oil and Gas Industry, Mid- and Down-Stream Construction Services for Willbros Group, Inc. from September 2008 until August  2011.  Willbros Group, Inc. is a publicly traded company listed on the New York Stock Exchange (NYSE:WG). Prior to that he was Vice-President – Gulf Coast and North East Turnarounds, Maintenance, and Construction Services for Starcon, Inc. from May 2007 to August 2008.  Before that he was President of World Wide Welding, Inc. and General Manager – Mid-Continent and Gulf Coast Business Unit for TIMEC, Inc. a subsidiary of Transfield Services Limited from February 2006 to May 2007.  Transfield Services Limited is an Australian publicly listed corporation trading on the Australian Stock Exchange (ASX:TSE).  Beginning in August 2005 until February 2008, he served as Operations Manager and Advisor to the CEO of Systems, Evolution, Inc., an OTCBB-traded company.   Concurrently, Mr. Crawford has served as an officer and director of two other OTC-traded companies, as a Director and President of AppTech, Inc. from September 2009 through January 2010 and as a Director and President of W Technologies, Inc. from May 2011 until November 2011.

Executive Officers and Directors Following Share Exchange

After the completion of the transaction contemplated by the Share Exchange Agreement, the following individuals are expected to comprise the Board and executive management of the Company:

Name	Age	Position
David Mathews	59	Chief Executive Officer and Director
Craig Crawford	58	Chief Financial Officer, President, Chief Operating Officer and Director

David Mathews. From 2006 until 2009, Mr. Mathews served as a Senior Vice President and Partner at InServ Construction Services, a division of Willbros Group, Inc. From 2010 until 2011 he served as Vice President, Gulf Coast Operations, or Ardent, LLC.  During 2011, Mr. Mathews has served as the Chief Executive Officer of IPS.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director or executive officer of the Company during the past ten (10) years.

The Company is not aware of any material proceedings in which any of its directors, executive officers, affiliates, stockholders of record or beneficial owners of more than five percent (5%) of its Common Stock, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Board Meetings and Stockholder Communications

Our Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2010 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our Board may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange. We currently do not have any independent directors as that term is defined under NASDAQ Marketplace Rules, even though such definition does not currently apply to us because our Common Stock is not listed on the NASDAQ Stock Market LLC.

Board Committees

As of this date, the Company has not appointed an audit committee, compensation committee or nominating committee.  Our Board does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by the Board.  We have not adopted any procedures by which security holders may recommend nominees to our Board.

Code of Ethics

We have not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions in that our sole officer and director serve in these capacities.

BOARD LEADERSHIP AND ROLE IN RISK OVERSIGHT

Our Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time.   The Company has no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed our Board the flexibility to establish the most appropriate structure for the Company at any given time.  The Company currently has no independent directors.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

Current Executive Officers

The following table sets forth information concerning the compensation for the fiscal years ended December 31, 2010 and 2009 of the principal executive officer, in addition to our two most highly compensated officers whose annual compensation exceeded $100,000.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Craig Crawford	2010	$-	$-	$-	$-
Chief Financial Officer	2009	$-	$-	$-	$-
John Magner*	2010	$-	$-	$-	$-
President	2009	$-	$-	$-	$-
Pamela Stewart*	2010	$-	$-	$-	$-
Secretary	2009	$-	$-	$-	$-
* Following the fiscal year ended December 31, 2010, during the 2011 fiscal year, Mr. Magner and Ms. Stewart earned 250,000 and 150,000 shares of Common Stock, respectively.

Outstanding Equity Awards at 2010 Fiscal Year End

There were no outstanding equity awards for the Company as of December 31, 2010.  Additionally, there were no outstanding equity awards as of December 31, 2010 for any of the named executive officers of the Company.

Employment Agreements

Following the closing of the Share Exchange, we will engage (i) David Mathews as our Chief Executive Officer and (ii) Craig Crawford as our Chief Operating Officer, Chief Financial Officer and President pursuant to written employment agreements.  Effective January 1, 2012 the Company enters into employment agreements with both David Mathews and Craig Crawford (the “Employment Agreements”).  Each of the Employment Agreements has an initial term of three (3) years, unless terminated earlier pursuant to the terms therein.

Base Salary, Bonus and Other Compensation.  Mr. Crawford’s base salary is $40,000 in addition to $135,000 paid to his personal designee.  Mr. Mathews’ base salary shall be $240,000 per year, which base salaries will be reviewed at least annually.  In addition to base salary, the officers are entitled to receive a quarterly performance bonus based on the officer’s performance for the previous quarter.  The officers are also eligible to receive paid vacation, and participate in health and other benefit plans and will be reimbursed for reasonable and necessary business expenses.

Equity Compensation.  Following the completion of the Share Exchange, in connection with the engagement of Mr. Crawford as an officer, Mr. Crawford will be awarded an amount of 4,710,000 shares (the “Crawford Restricted Shares”) of Common Stock.  The Crawford Restricted Shares shall vest and be issued to Mr. Crawford as follows: (i) 1,570,000 of the Crawford Restricted Shares on January 15, 2012; (ii) 1,570,000 of the Crawford Restricted Shares on January 15, 2013; and (iii) 1,570,000 of the Crawford Restricted Shares on January 15, 2014.  In the event of a change of control or sale of the Company, all of the Crawford Restricted Shares shall immediately vest and be issued by Company immediately prior to such change of control or sale.  Also following the completion of the Share Exchange, in connection with the appointment of Mr. Mathews as CEO, Mr. Mathews will be awarded 15,667,806 shares (the “Mathews Restricted Shares”) of Common Stock.  The Mathews Restricted Shares shall vest and be issued to Mr. Mathews as follows: (i) 5,222,602 of the Mathews Restricted Shares on January 15, 2012; (ii) 5,222,602 of the Mathews Restricted Shares on January 15, 2013; and (iii) 5,222,602 of the Mathews Restricted Shares on January 15, 2014.  In the event of a change of control or sale of the Company, all of the Mathews Restricted Shares shall immediately vest and be issued by the Company immediately prior to such change of control or sale.

Severance Compensation.    If Mr. Crawford’s or Mr. Mathews’ employment is terminated for any reason, other than for cause, each will be entitled to receive his or her base salary for the period representing the remainder of the term of the employment agreement.  In the event of an early termination of the employment period because of the voluntary resignation, total disability or death of the Executive, or termination of the executive’s employment for cause, the executive, or his estate in the event of his death, will receive his base salary through the date of employment termination.

Director Compensation

For the year ended December 31, 2010, none of the members of our Board received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board for their services in that capacity.  We intend to develop such a policy in the near future.

Compensation Discussion and Analysis

Background and Compensation Philosophy

Our Board has historically determined the compensation to be paid to the executive officers based on the Company’s financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies and contributions made by the officers to the success of the Company.

Our Board has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. No pre-established metrics have been used by our Board in determining the compensation or our executive officers. Mr. Crawford and Mr. Mathews are involved in the Board’s deliberations regarding executive compensation and provide recommendations with respect to their compensation.

As our executive leadership and Board grow, our Board may decide to form a compensation committee charged with the oversight of executive compensation plans, policies and programs.

Elements of Compensation

We provide our executive officers with a base salary and an incentive bonus structure to compensate them for services rendered during the year. Our policy of compensating our executives with a cash salary and incentive bonus has served the Company well in attracting and retaining key personnel.

Equity Incentive and Benefit Plans

The Company has no stock option, retirement, pension or profit-sharing programs for the benefit of its directors, officers or other employees; however our Board may recommend the adoption of one or more such programs in the future.

Deferred Compensation

We do not provide our executives the opportunity to defer receipt of annual compensation.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than ten percent (10%) of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than ten percent (10%) stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2010 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than ten percent (10%) of Common Stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ John Magner
John Magner, President

Dated: December 30, 2011